Exhibit 99.2

SIXTH AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS SIXTH AMENDING AGREEMENT is made effective as of August 12, 2019 (the “Sixth Amendment Date”),

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA, and

BUSINESS DEVELOPMENT BANK OF CANADA

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent on behalf of the Lenders

PREAMBLE:

A.

Pursuant to the Amended and Restated Credit Agreement dated May 18, 2017 as amended by a first amending agreement dated May 10, 2018, a second amending agreement dated December 14, 2018, a third amending agreement dated March 21, 2019, a fourth amending agreement dated May 31, 2019 and a fifth amending agreement (the “Fifth Amending Agreement”) made effective as of June 28, 2019 (as so amended, the “Credit Agreement”), among Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders, and RBC, as administrative agent (the “Agent”), the Lenders agreed to provide to the Borrower the Credit Facilities.

B.	The Parties wish to amend the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.

Definitions. Capitalized terms used in this Sixth Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby (the “Amended Credit Agreement”).

2.

Extension. The Parties hereby confirm and agree that, as of the Sixth Amendment Date, the Revolving Period is extended to, and therefore the Term Conversion Date shall be, February 28, 2020; provided that, if any one of the Lenders, in its sole and absolute discretion, provides notice to the Agent and the Borrower in writing:

(a)

on or before November 19, 2019 that the Revolving Period shall end, and therefore the Term Conversion Date shall be, November 29, 2019, then the Revolving Period shall be deemed to end on, and the Term Conversion Date shall be, November 29, 2019 for all purposes hereof and of the other Documents and without the requirement for any step or action whatsoever; and

(b)

on or before January 20, 2020 (but, after November 29, 2019) that the Revolving Period shall end, and therefore the Term Conversion Date shall be, January 30, 2020, then the Revolving Period shall be deemed to end on, and the Term Conversion Date shall be, January 30, 2020 for all purposes hereof and of the other Documents and without the requirement for any step or action whatsoever.

Notwithstanding the foregoing extension or the definition of “Term Period” set forth in the Credit Agreement, the last day of the Term Period shall be November 30, 2020.

3.

June 2019 Borrowing Base Date. The Parties hereto hereby agree that the determination of the Borrowing Base that was scheduled to occur by August 30, 2019 in accordance with the Fifth Amending Agreement shall not proceed. The foregoing is neither an affirmation nor redetermination of the current Borrowing Base; however, the previous Borrowing Base of $550,000,000 shall continue to apply for purposes of (i) determining the Threshold Amount, (ii) a Borrowing Base Determination pursuant to Section 3.10(b)(ii) of the Credit Agreement, and (iii) the limitation on Interest Rate Swap Contracts pursuant to Section 13.2(c)(iii) of the Credit Agreement, in each case, until the Borrowing Base is redetermined by the Lenders.

4.

Additional Borrowing Base Determination. The Parties hereto hereby confirm, acknowledge and agree that, in addition to the determinations of the Borrowing Base set forth in Section 3.10(b) of the Credit Agreement, the Lenders may make an additional determination of the Borrowing Base on February 28, 2020 (the “Additional Borrowing Base Determination”). The Additional Borrowing Base Determination shall proceed on February 28, 2020, unless all of the Lenders agree otherwise. The provisions of Section 3.10 of the Credit Agreement shall apply to the Additional Borrowing Base Determination in all respects. For certainty, the Additional Borrowing Base Determination shall not constitute a Borrowing Base Determination pursuant to Section 3.10(b)(i) of the Credit Agreement.

5.

No Obligation to Determine the Borrowing Base. Notwithstanding anything herein, in the Credit Agreement or in the other Documents to the contrary, all of the Lenders may defer or suspend any Borrowing Base Determination (including on or in respect of any Scheduled Borrowing Base Date) otherwise required or contemplated thereby in their sole discretion and shall not be obligated to make any such determination if they have so exercised their discretion.

6.

Reductions in Commitment Amount. Notwithstanding anything in the Credit Agreement to the contrary, the parties hereto hereby covenant and agree that (i) on the Sixth Amendment Date, the Commitment Amount shall be permanently reduced by Cdn. $10,000,000, and (ii) on the PROP Disposition Date, the Commitment Amount shall be permanently reduced by a further [REDACTED]. Concurrent with each such reduction, a corresponding pro rata permanent reduction shall be made in the Individual Commitment Amount of each Lender. Any such pro rata reduction by RBC shall be applied first as against its Individual Syndicated Facility Commitment Amount.

7.

Restriction on Utilization Removed. The Parties hereto hereby confirm and agree that the negative covenant in section 5 of the Fifth Amending Agreement (which prohibited the Aggregate Principal Amount under the Credit Facilities from, at any time after the PROP Disposition Date, exceeding [REDACTED] (or the Exchange Equivalent thereof in U.S. Dollars) without the prior consent of all of the Lenders) is hereby deleted effective as of the Sixth Amendment Date.

8.	Amendments. Effective as of the Sixth Amendment Date, the Credit Agreement is hereby amended as follows:

(a)	Section 3.1(a) of the Credit Agreement is hereby amended by deleting the last sentence at the end thereof in its entirety.

(b)	Section 3.5(c) of the Credit Agreement is hereby amended by deleting the reference to “60 days” in each of clauses 3.5(c)(i), (ii) and (iii) and, in each case, substituting therefor “10 days”.

(c)	Section 3.6 of the Credit Agreement is hereby amended by adding the following immediately before the last sentence thereof, as follows:

“Notwithstanding the foregoing, promptly upon receipt by the applicable Loan Party of any of the PROP Disposition Proceeds, and in any event within three (3) Banking Days of the receipt thereof, the Borrower shall apply all such PROP Disposition Proceeds towards a repayment of a portion of the Aggregate Principal Amount owing to the Lenders.”

(d)	Section 13.1(e) of the Credit Agreement is hereby amended by adding the following new clauses (ix), (x), (xi), (xii) and (xiii) immediately following the existing clause (viii) thereof, as follows:

“(ix)	[REDACTED]

(x)	[REDACTED]

(xi)	[REDACTED]

(xii)	[REDACTED]

(xiii)

Existing Notes. The Borrower will deliver or cause to be delivered to the Agent written notice of any step or action to call a meeting of the holders of the Existing Notes pursuant to the note purchase agreements governing the Existing Notes forthwith upon becoming aware of such step or action.”

(e)	Section 13.1 of the Credit Agreement is hereby amended by adding the following new paragraph (x) immediately following the existing paragraph (w) thereof, as follows:

“(x)	[REDACTED]”

(f)	Section 14.1 of the Credit Agreement is hereby amended by adding the following new paragraphs (t), (u) and (v) immediately following the existing paragraph (s) thereof, as follows:

“(t)	[REDACTED]

(u)

Inadequate Updated Cash Flow Projection. If any information in the Updated Cash Flow Projection contemplates or forecasts an adverse change or changes from the preceding Updated Cash Flow Projection and such change or changes, in the sole determination of the Majority Lenders, would reasonably be expected to have a Material Adverse Effect.

(v)

New Reporting Covenants. If the Borrower fails to observe or perform any covenant in Section 13.1(e)(ix), 13.1(e)(x), 13.1(e)(xi), 13.1(e)(xii), 13.1(e)(xiii) or 13.1(x) and such default continues for a period of three (3) Banking Days.”

(g)	Section 15.3 of the Credit Agreement is hereby amended by adding the following parenthetical to the end thereof:

“(and, to the extent the Agent and the Lenders are required to maintain confidentiality pursuant to this Article 15, each such employee, auditor, accountant, legal counsel, geologist, engineer and other consultant and financial advisor is subject to the obligation to maintain confidentiality with respect to confidential information received by it directly from the Borrower, any other Loan Party or any of its or their agents and advisors).”

(h)	The definition of “Borrowing Base Shortfall” in Schedule A of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Borrowing Base Shortfall” means at any time, that amount, if any, by which (a) the sum of (i) the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount under the Credit Facilities and (ii) the Canadian Dollar Exchange Equivalent of the aggregate of the amount of principal outstanding from time to time under of the Existing Notes, exceeds (b) the Borrowing Base.

(i)	The definition of “Excess Cash” in Schedule A of the Credit Agreement is hereby amended by deleting the reference to “[REDACTED]” and substituting “[REDACTED]” therefor.

(j)	Schedule A of the Credit Agreement is hereby amended by adding thereto in the appropriate alphabetical order the following definitions:

[REDACTED]

[REDACTED]

[REDACTED]

[REDACTED]

[REDACTED]

[REDACTED]

9.	Conditions Precedent. This Sixth Amending Agreement is only effective upon and is subject to the satisfaction of the following conditions precedent:

(a)	the accuracy and completeness in all respects of the Borrower’s representations and warranties in Section 11 hereof;

(b)	the Borrower shall have delivered to the Agent and the Lenders a true and complete copy of its Closing Cash Flow Projection; and

(c)	payment to the Agent (on behalf of the Lenders) of the fee required pursuant to Section 10 hereof.

The foregoing conditions precedent are for the sole benefit of the Agent and the Lenders and may be waived, in whole or in part and with or without further conditions, in the sole discretion of the Agent and the Lenders.

10.

Fees. The Borrower agrees to pay, concurrently with the execution and delivery of this Sixth Amending Agreement, to the Agent, on account of the Lenders, an extension fee in connection with the extension of the Revolving Period contemplated hereby, such extension fee being in an amount in Canadian Dollars equal to [REDACTED] bps of the Commitment Amount.

11.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Sixth Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the Sixth Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Sixth Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the Sixth Amendment Date:

(a)	it has full corporate power and capacity to enter into this Sixth Amending Agreement and to perform its obligations under the Credit Agreement, as amended by this Sixth Amending Agreement;

(b)	this Sixth Amending Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Sixth Amending Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Credit Agreement, as amended by this Sixth Amending Agreement, constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity; and

(d)	no Default or Event of Default has occurred and is continuing.

12.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

13.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis) and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Sixth Amending Agreement.

14.

Counterparts. This Sixth Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this Sixth Amending Agreement by signing any counterpart.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS SIXTH AMENDING AGREEMENT has been executed effective the date First written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian]

ROYAL BANK OF CANADA, as Agent on behalf of the Lenders

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Manager, Agency

By:
Name:
Title:

[Sixth Amending Agreement — Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
Name:	[Name Redacted]
Title:	Attorney-in-Fact

By:
Name:
Title:

[Sixth Amending Agreement — Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager

[Sixth Amending Agreement — Obsidian]

BANK OF MONTREAL, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Managing Director

By:
Name:
Title:

[Sixth Amending Agreement — Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Account Manager

[Sixth Amending Agreement — Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Associate Structured and Project Finance

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Associate Structured and Project Finance

[Sixth Amending Agreement — Obsidian]

ATB FINANCIAL, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Director Corporate Financial Services

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Associate Director

[Sixth Amending Agreement — Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Managing Director

[Sixth Amending Agreement — Obsidian]

NATIONAL BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager, Special Loans

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Senior Manager, Special Loans

[Sixth Amending Agreement — Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Director

By:	(signed) [Name Redacted]
	Name:	[Name Redacted]
	Title:	Assistant Vice-President Business Restructuring

[Sixth Amending Agreement — Obsidian]

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Sixth Amending Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the Sixth Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

PENN WEST NORTHERN HARRIER PARTNERSHIP by its managing partner PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP LIMITED PARTNERSHIP by its general partner PENN WEST PROP HOLDCO LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

PENN WEST SANDHILL CRANE LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]

1647456 ALBERTA LTD.

Per:	(signed) “David Hendry”
Name:	David Hendry
Title:	Chief Financial Officer

[Sixth Amending Agreement — Obsidian (Guarantor Acknowledgment)]